September 8, 2005

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel's Earnings Forecast for Fiscal 2005 "

Thank you for your assistance in handling it as required.

Sincerely yours,

Yasuo Koyama
Finance Department
Kobe Steel, Ltd.

NEWS RELEASE

Company name:	Kobe Steel, Ltd.
Web site:	www.kobelco.co.jp
President & CEO:	Yasuo Inubushi
Stock exchange number:	5406
Listings:	Tokyo, Osaka and Nagoya, Japan

Kobe Steel's Earnings Forecast for Fiscal 2005

TOKYO, September 8, 2005 - Kobe Steel, Ltd. announced its earnings forecast today for fiscal 2005, ending March 2006.

1. Consolidated Forecast

The Japanese economy has been improving in the first half of fiscal 2005, ending September 30, 2005. Capital investment is robust on the back of higher corporate profitability. Owing to favorable employment and income situations, personal spending is on an upward swing. Exports as a whole have been steady.

Steel demand continues to be tight due to strong demand for medium-grade and upper-end steel products used mainly in the domestic shipbuilding, automotive and industrial machinery sectors. On the other hand, the supply and demand balance is worsening as market conditions for general steel products are weakening on the back of China's rising crude steel capacity. To maintain steel prices in this situation, Kobe Steel is decreasing production of general steel products mainly for export by 100,000 metric tons in the April-September period.

Under these conditions, Kobe Steel's Iron & Steel segment anticipates an increase in sales, operating income and ordinary income in the first half of fiscal 2005. The average steel price has increased over the previous forecast and the Company is able to absorb the effects of lower production of general steel products. Other business segments in general are also expected to be favorable.

As a result, total consolidated sales for the half-year period are expected to reach 790 billion yen, up 10 billion yen from the previous forecast in April 2005. Pretax ordinary income (also known as pretax recurring profit) is anticipated to increase to 75 billion yen, up 15 billion yen from the previous forecast.

In October 2005, Kobe Steel intends to separate its real estate business from the parent company and anticipates taking a write-down on the revaluation of the land held by that business. A further drop in land prices is expected to increase the write-down. Loss arising from a fire at Kakogawa Works in May will also be taken as an extraordinary loss. As a result, aftertax net income is anticipated to be 28 billion yen, the same as the previous forecast.

In the second half of fiscal 2005, the economy is anticipated to continue on a recovery trend. Although rising oil prices are cause for concern, domestic capital investment and personal spending are expected to continue being strong.

Under these circumstances, Kobe Steel's production of general steel products is anticipated to continue decreasing. However, sales prices are expected to steadily increase and in Kobe Steel's other segments, operations are expected to continue as planned. As a result, second-half figures are expected to be generally similar to the previous forecast.

Consequently, for the full fiscal year, consolidated sales are anticipated to rise to 1,640 billion yen, up 10 billion yen from the previous forecast. Pretax ordinary income is expected to increase to 155 billion yen, up 15 billion yen from the previous forecast. Aftertax net income is expected to be on par as the previous forecast at 75 billion yen.

Consolidated Forecast for Fiscal 2005 (In billions of yen)

	Current Forecast		Previous Forecast [2]		Fiscal 2004
	1st half	full year	1st half	full year	
Net Sales	790	1,640	780	1,630	1,443.7
Ordinary income [1]	75	155	60	140	116
Net income	28	75	28	75	51.2

1. Also known as pretax recurring profit
2. "Previous Forecast" refers to the forecast on April 28, 2005.

Non-Consolidated Forecast

In the first half of fiscal 2005, non-consolidated sales are estimated to reach 515 billion yen, the same as the previous forecast. Pretax ordinary income is estimated at 52 billion yen, up 10 billion yen from the previous forecast. With extraordinary loss from the separation of the real estate business and fire loss, aftertax net income is expected to be flat at 17 billion yen.

For the full fiscal year ending March 2006, non-consolidated sales are forecast at 1,040 billion yen, the same as the previous forecast. Pretax ordinary income is estimated at 100 billion, an increase of 10 billion yen from the previous forecast. Aftertax net income is to remain the same at 45 billion yen.

Non-consolidated Forecast for Fiscal 2005 (In billions of yen)

	Current Forecast		Previous Forecast [2]		Fiscal 2004
	1st half	full year	1st half	full year	
Net Sales	515	1,040	515	1,040	899.7
Ordinary income [1]	52	100	42	90	67.8
Net income	17	45	17	45	31

1. Also known as pretax recurring profit
2. "Previous Forecast" refers to the forecast on April 28, 2005.

Interim Dividends

Kobe Steel decided at its Board of Directors' meeting today to forgo dividends for the half-year period ending September 30, 2005.

Cautionary Statement

Certain statements in this material are forward-looking statements based on information available as of today. Actual results may differ materially from the forward-looking statements due to possible changes in conditions in the future.

Media Contact

Gary Tsuchida
Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo, JAPAN 141-8688
Tel +81-3-5739-6010
Fax +81-3-5739-5971
Web site www.kobelco.co.jp
E-mail www-admin@kobelco.co.jp

Investor Relations Group

Tel +81-3-5739-6043
E-mail aakeieit@kobelco.co.jp

Supplementary Information

1. Forecast for 2005 by Segment (In billions of yen)

Segment		FY2005			FY2004		
		1st Half	2nd Half	Full Year	1st Half	2nd Half	Full Year
Iron & Steel	Sales	370	400	770	294	337.3	631.3
	Operating Income	65	62	127	34.9	56.9	91.8
Wholesale Power Supply	Sales	32	34	66	27.4	31.1	58.6
	Operating Income	10	9	19	9.6	9.8	19.4
Aluminum & Copper	Sales	150	140	290	145.9	137	282.9
	Operating Income	11	10	21	8.4	8.4	16.9
Machinery	Sales	115	150	265	91.9	134.9	226.8
	Operating Income	3	8	11	0.2	10.1	10.3
Construction Machinery	Sales	105	100	205	106.5	100	206.6
	Operating Income	3	3.5	6.5	4.4	2.7	7.2
Real Estate	Sales	15	30	45	16.9	15.5	32.4
	Operating Income	1	2	3	1.6	1.4	3
Electronic Materials & Other Businesses	Sales	24	30	54	25.2	28.7	54
	Operating Income	7.5	8.5	16	6.4	7.5	14
Eliminations	Sales	(21)	(34)	(55)	(23.4)	(25.7)	(49.1)
	Operating Income	0.5	2	2.5	1.5	2	3.6
Total	Sales	790	850	1,640	684.7	759	1,443.7
	Operating Income	101	105	206	67.3	99.1	166.5
Ordinary income		75	80	155	45.1	70.9	116

2. Crude Steel Production and Steel Product Sales (non-consolidated) (In millions of metric tons)

	FY2005	FY2004		
	1st Half Estimates	1st Half	2nd Half	Full Year
Industry total *	57.36	56.38	56.52	112.90
Kobe Steel	3.87	3.80	3.91	7.71

* Total crude steel production by Japan's steel industry

Sales Volume of Steel Products at Kobe Steel (in millions of metric tons)

	FY2005	FY2004		
	1st Half Estimates	1st Half	2nd Half	Full Year
Domestic	2.65	2.43	2.59	5.02
Exports	0.72	0.81	0.84	1.65
Total	3.37	3.24	3.43	6.67

Sales Prices of Steel Products at Kobe Steel (in yen per metric ton)

	FY2005		FY2004		
	1st Half	2nd Half	1st Half	2nd Half	Full Year
Domestic & export average	70,900	Higher than 1st half	53,500	60,900	57,300

Kobe Steel's Export Ratios

	FY2005	FY2004		
	1st Half Estimates	1st Half	2nd Half	Full Year
Based on volume	21.4%	24.9%	24.5%	24.7%
Based on value	24.3%	26.9%	27.0%	27.0%

3. Extraordinary Loss (consolidated) (In billions of yen)

	FY2005 Forecast		
	1st Half	2nd Half	Full Year
Loss on separation of real estate business	(14)	–	(14)
Loss from fire damage	(4)	–	(4)
Total	(18)	–	(18)